(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

December 16, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Fixed-Income Trust (the trust):
Fidelity Conservative Income Bond Fund Fidelity Dynamic Strategies Fund (the funds)
File Nos. (002-41839) and (811-02105)
Post-Effective Amendment No. 146

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 146 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated March 17, 2010, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Conservative Income Bond Fund and Fidelity Dynamic Strategies Fund. This filing serves to register Fidelity Conservative Income Bond Fund as a new series of the trust. This filing also serves to update certain disclosure and implement certain editorial changes, including modifications in the investment strategy, for Fidelity Dynamic Strategies Fund. The funds may be marketed through banks, savings and loan associations, or credit unions.

Pursuant to Rule 485(a), the trust elects an effective date of March 1, 2011. We request your comments by January 18, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group